-----------------------------------------------------------------------
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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                For the fiscal year ended June 30, 1997
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from --------- to ---------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                        OF IMC-AGRICO MP, INC.


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062
















  -------------------------------------------------------------------
-----------------------------------------------------------------------










                               CONTENTS
                               --------

Report of independent auditors


Financial statements
--------------------
Statements of assets available for benefits, with fund information Statements of changes in assets available for benefits, with fund information
Notes to financial statements


Supplemental schedules
----------------------
Line 27a - Schedule of assets held for investment purposes
Line 27d - Schedule of reportable transactions








                    REPORT OF INDEPENDENT AUDITORS




Plan Administrator
Investment Plan for Non-Union Hourly Employees of
  IMC Agrico MP, Inc.

We have audited the accompanying statements of assets available for benefits of the Investment Plan for Non-Union Hourly Employees of IMC-Agrico MP, Inc. as of June 30, 1997 and 1996, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 1997 and 1996, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   ERNST & YOUNG LLP

October 24, 1997

                                                                                     EIN:  36-3888539
                                                                                     PLAN #:  102


                 INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                             OF IMC-AGRICO MP, INC.
                    -----------------------------------------
        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
        -----------------------------------------------------------------
                                  June 30, 1997
                                  -------------

                                                              Fund Information
                                  ----------------------------------------------
------------------------------------
                                                        Company      Fixed
Money
                                  Equity      Bond       Stock       Income
Market   Balanced    Growth      Loan
                        Total      Fund       Fund       Fund         Fund
Fund      Fund       Fund       Fund
                       ---------------------------------------------------------
-------------------------------------
ASSETS
----------------------
Investments, at fair value:
  Master trust funds -
    IMC-Agrico Stock
     Fund                $   363,097                           $363,097
    IMC-Agrico Fixed
     Income Fund           9,677,877
$9,677,877
    IMC-Agrico Bond Fund   1,915,740               $1,915,740

  Mutual funds -
    Fidelity Equity-Income
     Fund, Inc.           11,331,108  $11,331,108
    Vanguard Money Market
     Reserves, Inc. -
     Prime Portfolio         440,431
$440,431
    Vanguard Wellington
     Fund, Inc.            1,433,959
$1,433,959
    Fidelity Magellan
      Fund, Inc.           1,645,669
$1,645,669
  Loans to participants    2,770,205
$2,770,205
                         -----------  -----------  ----------  --------  -------
---  --------  ----------  ----------  ----------
      Total investments   29,578,086   11,331,108   1,915,740   363,097
9,677,877   440,431   1,433,959   1,645,669   2,770,205

Receivables:
  Participant
   contributions              60,874       24,271       4,538     2,481
16,695     1,083       4,505       7,301
  Employer contributions     866,599      345,661      64,046    32,305
254,319    15,992      54,447      99,829
  Accrued interest
   and dividends               1,927
1,927
                         -----------  -----------  ----------  --------  -------
---  --------  ----------  ----------  ----------
      Total receivables      929,400      369,932      68,584    34,786
271,014    19,002      58,952     107,130
                         -----------  -----------  ----------  --------  -------
---  --------  ----------  ----------  ----------


Assets available
 for benefits            $30,507,486  $11,701,040  $1,984,324  $397,883
$9,948,891  $459,433  $1,492,911  $1,752,799  $2,770,205
                         ===========  ===========  ==========  ========
==========  ========  ==========  ==========  ==========





                       (See Notes to Financial Statements)

EIN:  36-3888539

PLAN #:  102


                 INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                             OF IMC-AGRICO MP, INC.
                 -----------------------------------------------
        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
        ----------------------------------------------------------------
                                  June 30, 1996
                                  -------------

                                                              Fund Information
                                  ----------------------------------------------
------------------------------------
                                                                 Company
Fixed     Money
                                           Equity      Bond       Stock
Income    Market   Balanced    Growth      Loan
                                 Total      Fund       Fund       Fund
Fund      Fund      Fund       Fund       Fund
                                ------------------------------------------------
----------------------------------------------
ASSETS
-------------------
Investments, at fair value:
  Master trust funds -
    IMC-Agrico Stock Fund    $   143,319                          $143,319
    IMC-Agrico Fixed
     Income Fund               9,972,127
$9,972,127
    IMC-Agrico Bond Fund       2,012,393              $2,012,393

 Mutual funds -
    Fidelity Equity-Income
     Fund, Inc.                7,760,254  $7,760,254
    Vanguard Money Market
     Reserves, Inc. -
     Prime Portfolio             366,862
$366,862
    Vanguard Wellington
     Fund, Inc.                  484,408
$484,408
    Fidelity Magellan
     Fund, Inc.                  878,365
$878,365
  Loans to participants        2,568,087
$2,568,087
                             -----------  ----------  ----------  --------  ----
-------  --------  --------  --------  ----------
      Total investments       24,185,815   7,760,254   2,012,393   143,319
9,972,127   366,862   484,408   878,365   2,568,087

Receivables:
  Participant contributions       57,874      20,878       4,639     2,323
18,355     1,208     3,066     7,405
  Employer contributions         865,985     301,827      73,513    32,374
299,891    19,988    41,721    96,671
  Accrued interest
   and dividends                   1,513
1,513
                             -----------  ----------  ----------  --------  ----
-------  --------  --------  --------  ----------
      Total receivables          925,372     322,705      78,152    34,697
318,246    22,709    44,787   104,076
                             -----------  ----------  ----------  --------  ----
-------  --------  --------  --------  ----------


Assets available
 for benefits                $25,111,187  $8,082,959  $2,090,545  $178,016
$10,290,373  $389,571  $529,195  $982,441  $2,568,087
                             ===========  ==========  ==========  ========
===========  ========  ========  ========  ==========





                       (See Notes to Financial Statements)

EIN:  36-3888539

PLAN #:  102


                 INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                             OF IMC-AGRICO MP, INC.
                 -----------------------------------------------
  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
  ----------------------------------------------------------------------------
                        For the Year Ended June 30, 1997
                        ---------------------------------

                                                              Fund Information
                                  ----------------------------------------------
------------------------------------
                                                           Company      Fixed
Money
                                      Equity      Bond      Stock       Income
Market    Balanced     Growth      Loan
                        Total          Fund       Fund       Fund        Fund
Fund       Fund        Fund       Fund
                       ---------------------------------------------------------
------------------------------------------------
Investment income:
  Interest and
   dividends          $   524,462  $   220,177
$ 26,163  $   35,953  $   19,697  $  222,472
  Net appreciation
   (depreciation) in
   fair value of
   investments          2,757,172    2,313,387
174,062     269,723
  Income (loss)
   from master trust
   funds                  788,569              $  203,143  $(27,791)   $
613,217
                      -----------  -----------  ----------  --------  ----------
--  --------  ----------  ----------  ----------
    Total investment
     income             4,070,203    2,533,564    203,143   (27,791)
613,217     26,163     210,015     289,420     222,472

Contributions:
  Participants          1,562,290      567,803    126,594    63,475
497,744     34,929      88,822     182,923
  Employer              1,069,670      430,795     77,395    43,343
296,821     20,038      72,637     128,641
                      -----------  -----------  ----------  --------  ----------
--  --------  ----------  ----------  ----------
  Total contributions   2,631,960      998,598    203,989   106,818
794,565     54,967     161,459     311,564

Transfers from
 other plans             (484,160)    (142,850)    (7,954)
(214,047)   (42,732)    (39,850)                (36,727)

Cash distributed
 to withdrawing
 participants            (821,704)    (152,924)   (59,181)     (972)
(505,961)   (20,204)    (10,315)     (7,024)    (65,123)

Transfers of
 investment direction                  381,693   (446,218)  141,812
(1,029,256)    51,668     642,407     176,398      81,496
                      -----------  -----------  ----------  --------  ----------
--  --------  ----------  ----------  ----------

Net increase (decrease)
 in assets available
 for benefits           5,396,299    3,618,081    (106,221)  219,867
(341,482)    69,862     963,716     770,358     202,118

Assets available
 for benefits -
 beginning of year     25,111,187    8,082,959   2,090,545   178,016    10,
290,373   389,571     529,195     982,441   2,568,087
                      -----------  -----------  ----------  --------  ----------
--  --------  ----------  ----------  ----------

Assets available
 for benefits -
 end of year          $30,507,486  $11,701,040  $1,984,324  $397,883  $
9,948,891  $459,433  $1,492,911  $1,752,799  $2,770,205
                      ===========  ===========  ==========  ========
============  ========  ==========  ==========  ==========





                       (See Notes to Financial Statements)

                                                                                     EIN:  36-3888539
                                                                                     PLAN #:  102


                 INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                             OF IMC-AGRICO MP, INC.
                 -----------------------------------------------
  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
  -----------------------------------------------------------------------------
                        For the Year Ended June 30, 1996
                        ---------------------------------

                                                              Fund Information
                                  ----------------------------------------------
------------------------------------
                                                             Company      Fixed
Money
                                      Equity        Bond      Stock       Income
Market    Balanced    Growth      Loan
                         Total         Fund         Fund      Fund        Fund
Fund       Fund        Fund       Fund
                       ---------------------------------------------------------
------------------------------------------------
Investment income:
  Interest and
   dividends          $   716,870  $  169,776   $   78,915  $    185    $
310,968   $ 18,644   $ 12,433  $125,949
  Net appreciation
   (depreciation) in
   fair value of
   investments          1,397,788   1,257,025       65,695      2,655
(3,951)    86,876   (10,512)
  Income (loss) from
   master trust funds     141,085                  (64,269)     2,486
202,868
  Loans to
 participants -
 interest                 173,465      14,994        5,755         27
52,388      2,020        454       684    $   97,143
                      -----------   ----------   ----------   --------   -------
----   --------   --------   --------   ----------
    Total investment
     income             2,429,208   1,441,795       86,096      5,353
566,224     16,713     99,763   116,121        97,143

Contributions:
  Participants          1,501,743     523,884      135,044     54,475
512,457     32,488     61,006   182,389
  Employer              1,087,541     373,172       93,928     39,027
389,118     25,458     49,182   117,656
                      -----------   ----------   ----------   --------   -------
----   --------   --------   --------   ----------
  Total contributions  2,589,284      897,056      228,972     93,502
901,575     57,946    110,188   300,045

Transfers from
 other plans              58,274          799          760     22,769
22,799        307                             10,840

Cash distributed
 to withdrawing
 participants           (647,119)    (111,401)     (45,705)    (1,484)
(428,092)    (2,340)      (975)  (18,682)      (38,440)

Transfers of
 investment direction                (102,550)    (384,459)    57,876
(2,168,913)   (98,179)   100,187    97,494     2,498,544
                     -----------   ----------   ----------   --------   --------
---   --------   --------   --------   ----------

Net increase (decrease)
 in assets available
 for benefits          4,429,647    2,125,699     (114,336)   178,016
(1,106,407)   (25,553)   309,163   494,978     2,568,087

Assets available
 for benefits -
 beginning of year    20,681,540    5,957,260    2,204,881
11,396,780    415,124    220,032   487,463
                     -----------   ----------   ----------   --------   --------
---   --------   --------   --------   ----------

Assets available
 for benefits -
 end of year         $25,111,187   $8,082,959   $2,090,545   $178,016
$10,290,373   $389,571   $529,195   $982,441   $2,568,087
                     ===========   ==========   ==========   ========
===========   ========   ========   ========   ==========




                       (See Notes to Financial Statements)

            INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                        OF IMC-AGRICO MP, INC.
            ----------------------------------------------
                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------

1.  Description of the Plan
    -----------------------
  The following description of the Investment Plan for Non-Union Hourly Employees of IMC-Agrico MP, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------
  The Plan is a defined contribution plan established on July 1, 1993. Non-union hourly employees of IMC-Agrico MP, Inc. (the Company), managing partner of IMC-Agrico Company and jointly owned by IMC Global Operations Inc. and Freeport-McMoRan Resource Partners, Limited Partnership, are eligible to participate in the Plan upon completion of one year of service. Effective September 1, 1996, participation is immediate. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
-------------
  The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions of up to 15 percent of participants' base monthly salaries. A participant may change the amount of payroll deduction/salary reduction twice a year, as of July 1 or January 1, upon giving the required notice. The Plan provides a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain non-discrimination requirements of
Section 401(k) or the limitations of Section 415 of the IRC. In addition, salary reduction contributions cannot exceed $9,500 in calendar years 1997 and 1996. The limitation on salary reduction contributions can be adjusted or recharacterized as after-tax contributions not to exceed the lesser of the 15 percent or $9,500 limits described above each July 1 and January 1 by the Employee Benefits Committee. In addition, the Plan also is funded by employer contributions, as determined by the Company's Board of Directors, of not less than 20 percent of a participant's eligible contributions, which are contributions that do not exceed 6 percent of a participant's base monthly salary. IMC-Agrico MP, Inc. may make additional contributions each year as determined by its Board of Directors. Employer contributions are subject to certain limitations imposed by
Section 415 of the IRC. Total employer contributions were equal to 100 percent of participants' eligible contributions for the year ended June 30, 1996 (125 percent for the year ended June 30, 1995). Under certain circumstances, participants may rollover their vested benefits from other plans to the Plan.

Participant Accounts
--------------------
  Separate accounts are maintained for each participant. Each participant's account is adjusted for participant and employer contributions, withdrawals, and fees, if any, interest, dividends and net realized and unrealized gains or losses.

Administrative Expenses
-----------------------
  Certain administrative expenses of the Plan are borne by the Company.

Investment Programs
-------------------
  Since January 1, 1996, the Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Prior to that time the trustee was The Northern Trust
Company.  Investment programs available to participants are as follows:

    Equity Fund - Investments are made in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65 percent of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

    Bond Fund - Investments are made in shares of the Bond Fund of America, Inc., a mutual fund which invests substantially all of the assets of the fund in marketable corporate debt securities, U.S. Government securities, mortgage related securities, other asset backed securities and cash or money market instruments. Since January 1, 1996, these investments are made through a pooled fund, IMC-Agrico Bond Fund, shared only by IMC-Agrico MP Inc. 401(k) plans.

    Company Stock Fund - Investments are made in shares of the IMC-Agrico Stock Fund which invests in the common stock of IMC Global Inc.

    Fixed Income Fund - Since January 1, 1996, investments are made in shares of IMC-Agrico Fixed Income Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans. Prior to that time, investments of the Fixed Income Fund were managed by LaSalle Street Capital Management, Ltd. Investments are made in guaranteed investment contracts (GICs) and, prior to January 1, 1996, in the LaSalle National Trust, N.A. Income Plus Fund. The 1997 holdings are described below.

       a. A GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5 percent through June 30, 2000.

       b. A GIC with Commonwealth Life Insurance Company with a guaranteed interest rate of 7.27 percent through July 6, 1998.

       c. A GIC with Hartford Life Insurance Company with a guaranteed interest rate of 8.01 percent through December 19, 1997.

       d. The LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which invests in investment contracts, U.S. Government money market investments and alternative contracts backed by U.S. Government, U.S. Government Agency and other AAA rated fixed income instruments.

    Money Market Fund - Investments are made in shares of the Vanguard Money Market Reserves, Inc. - Prime Portfolio, a mutual fund. The Prime Portfolio invests in high quality money market obligations that mature in 13 months or less and include negotiable certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term Eurodollar and Yankee bank obligations, U.S. Treasury obligations and securities issued or guaranteed by agencies and instrumentalities of the U.S. Government.

    Balanced Fund - Investments are made in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60-70 percent common stocks and 30-40 percent bonds.

    Growth Fund - Investments are made in shares of the Fidelity
    Magellan Fund, Inc. a mutual fund which invests in common stock and securities of domestic, foreign and multinational issuers.

    Loan Fund - Investments are loans made to participants as described below.

  Participants elect their desired investment program upon joining the Plan. Since April 1, 1996, they may elect to change the investment direction of their existing account balances and their future contributions daily. Prior to that time, as of July 1, October 1, January 1 and April 1 of any Plan year, upon giving prescribed notice, participants could elect to transfer the investment direction of their future contributions or their existing account balances in any fund or funds at that date to any other fund, or in 25 percent increments to any combination of funds. Prior to January 1, 1996, participants could not transfer funds between the Fixed Income Fund and the Bond Fund nor between the Fixed Income Fund and the Money Market Fund. The Company Stock Fund investment program was introduced to the Plan effective July 1,1995. Loans were transferred to the Loan Fund effective January 1, 1996.

Vesting
-------
  All Plan participants are immediately and nonforfeitably vested in their plan accounts.

Withdrawals
-----------
  Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals from their Salary
Reduction Accounts, will result in suspension of Plan participation for at least one year.

  Except as noted below, participants will receive distribution of their interest in the Plan in a lump sum payment.

Deferred Distributions
----------------------
  Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution, or (b) in equal annual installments not to exceed ten, and (2) make an election for the method of distribution in the event of their death prior to total distribution.

  Participants who terminate their employment prior to eligibility for early or normal retirement and whose Plan accounts exceed $3,500 must consent to distribution of their accounts. Participants may defer receipt of their Plan distribution until no later than their 70th birthday.

Loans to Participants
---------------------
  Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity and date of grant.


2.  Summary of Significant Accounting Policies
    -----------------------------------------
Use of Estimates
----------------
  The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation
--------------------
  All investments are carried at fair value. Fair value for shares of master trust funds, mutual funds and LaSalle National Trust, N.A. Income Plus Fund are carried at fair value which is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

Investment in Trusts
--------------------
  As of January 1, 1996, investment assets of the Bond Fund, the Company Stock Fund and the Fixed Income Fund were made in shares of IMC-Agrico MP, Inc. pooled funds shared by other IMC-Agrico MP, Inc. 401(k) plans. The Plan was a 47 percent, 9 percent and 37 percent, respectively, participant in the IMC-Agrico Bond Fund, the IMC-Agrico Stock Fund and the IMC-Agrico Fixed Income Fund at June 30, 1997 (48 percent, 10 percent and 44 percent at June 30, 1996).

  The assets of the pooled funds as of June 30, 1997 were as follows:

                                              IMC-Agrico  IMC-Agrico
                                   IMC-Agrico   Company     Fixed
                                   Bond Fund  Stock Fund  Income Fund
                                   ---------  ----------  -----------
Bond Fund of America               $4,054,989
IMC Global Inc. common stock                  $3,874,570
LaSalle National Trust, N.A.
 Income Plus Fund                                        $16,595,668
Guaranteed Investment Contracts -
 Commonwealth Life Insurance
 Company, due 1998                                         1,849,375
 Hartford Life Insurance Co.,
  due 1997                                                 1,822,310
 CDC Investment Management Corp.,
  due 2000                                                 1,554,771
 Rabobank Alternative                                      1,088,237
 Sunamerica Life                                           3,018,773
Marshall Money Market Fund             51,473    485,055     112,030
Pending transactions                           (460,169)     (5,843)
Accrued interest and dividends            262        450      87,169
                                   ---------- ---------- -----------
Net assets of pooled funds         $4,106,724 $3,899,906 $26,122,490
                                   ========== ========== ===========

  The assets of the pooled funds as of June 30, 1996 were as follows:

                                              IMC-Agrico  IMC-Agrico
                                   IMC-Agrico   Company     Fixed
                                   Bond Fund  Stock Fund  Income Fund
                                   ---------  ----------  -----------
Bond Fund of America               $4,149,732
IMC Global Inc. common stock                  $1,367,819
LaSalle National Trust, N.A.
 Income Plus Fund                                        $16,082,874
Guaranteed Investment Contracts -
 Commonwealth Life Insurance
  Company, due 1998                                        1,694,222
 Hartford Life Insurance Co.,
  due 1997                                                 1,655,066
 CDC Investment Management
  Corp., due 2000                                          1,527,216
 Rabobank Alternative                                      1,188,626
Marshall Money Market Fund             67,253     27,938     150,359
Pending transaction                               29,212
Accrued interest and dividends            326        147     176,094
                                   ---------- ---------- -----------

Net assets of pooled funds         $4,217,311 $1,425,116 $22,474,457
                                   ========== ========== ===========

 Changes in the pooled balances for the year ended June 30, 1997 are summarized as follows:

                                              IMC-Agrico  IMC-Agrico
                                   IMC-Agrico   Company     Fixed
                                   Bond Fund  Stock Fund  Income Fund
                                   ---------  ----------  -----------
Additions:
 Interest and dividend income      $  323,095 $   30,788 $ 1,648,852
 Net appreciation (depreciation)
  in fair value of investments        109,555   (63,865)
 Contributions and transfers
  from other plans                  1,074,222  5,609,841  10,468,985
                                   ---------- ---------- -----------
                                    1,506,872  5,576,764  12,117,837

Deductions:
 Benefits paid                      1,617,459  3,101,974   8,404,560
 Investment expenses                                          65,244
                                   ---------- ---------- -----------
                                    1,617,459  3,101,974   8,469,804
                                   ---------- ---------- -----------
Net increase (decrease) in assets   (110,587)  2,474,790   3,648,033
Pooled fund assets, beginning
 of year                            4,217,311  1,425,116  22,474,457
                                   ---------- ---------- -----------

Pooled fund assets, end of year    $4,106,724 $3,899,906 $26,122,490
                                   ========== ========== ===========


 Changes in the pooled balances from January 1 through June 30, 1996 are summarized as follows:

                                              IMC-Agrico  IMC-Agrico
                                   IMC-Agrico   Company     Fixed
                                   Bond Fund  Stock Fund  Income Fund
                                   ---------  ----------  -----------
Additions:
 Interest and dividend income      $   78,275  $   3,291 $   469,583
 Net depreciation in fair value
   of investments                   (299,333)   (39,851)     (3,022)
 Contributions and transfers
  from other plans                    243,704    380,265   1,045,316
                                   ---------- ---------- -----------
                                       22,646    343,705   1,511,877

Deductions:
 Benefits paid                        523,275    275,397   1,881,406
 Investment expenses                                          18,636
                                   ---------- ---------- -----------
                                      523,275    275,397   1,900,042
                                   ---------- ---------- -----------
Net increase (decrease) in assets   (500,629)     68,308   (388,165)
Assets transferred at
 January 1, 1996                    4,717,940  1,356,808  22,862,622
                                   ---------- ---------- -----------

Pooled fund assets at
 June 30, 1996                     $4,217,311 $1,425,116 $22,474,457
                                   ========== ========== ===========

Income Recognition
------------------
  Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions
-------------
  Contributions from participants are recorded monthly when due from the Company. Contributions by the Company are made monthly based on the minimum contribution percentage (20 percent) required by the Plan. Any additional contributions by the Company are accrued when approved by its Board of Directors.

Participant Withdrawals
-----------------------
  Withdrawals are recorded when payments are made to participants. There were no unpaid withdrawals at June 30, 1997 and 1996.
Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities.

  The following schedule reconciles the net assets available for benefits per the Form 5500 to the financial statements for the year ended June 30, 1996:

                                                                 Company
Fixed      Money
                                          Equity       Bond       Stock
Income     Market   Balanced   Growth      Loan
                               Total       Fund        Fund       Fund
Fund       Fund       Fund     Fund       Fund
Net assets available
 for benefits per
 Form 5500                  $25,163,001  $8,083,558  $2,090,545  $178,016  $10,341,588  $389,571  $529,195  $982,441  $2,568,087
Amounts allocated to
 withdrawing participants -
 June 30, 1995                  (51,814)       (599)                           (51,215)
                            -----------  ----------  ----------  --------  -----------  --------  --------  --------  ----------

Net assets available
 for benefits per
 the financial statements   $25,111,187  $8,082,959  $2,090,545  $178,016  $10,290,373  $389,571  $529,195  $982,441  $2,568,087
                            ===========  ==========  ==========  ========  ===========  ========  ========  ========  ==========

  The following schedule reconciles the withdrawal amounts for the year ended June 30, 1996 per the Form 5500 to the statement of changes in assets available for benefits:

                                                         Company   Fixed
Money
                                     Equity      Bond     Stock    Income
Market   Balanced   Growth     Loan
                            Total     Fund       Fund     Fund      Fund
Fund      Fund      Fund      Fund
Withdrawals per
 Form 5500                $595,305   $110,802   $45,705   $1,484   $376,877   $2,340    $975    $18,682   $38,440
Withdrawal liabilities
 per Form 5500 at
 June 30, 1995              51,814        599                        51,215
                          --------   --------   -------   ------   --------   ------    ----    -------   -------

Withdrawals per statement
 of changes In assets
 available for benefits   $647,119   $111,401   $45,705   $1,484   $428,092   $2,340    $975    $18,682   $38,440
                          ========   ========   =======   ======   ========   ======    ====    =======   =======

3.  Net Appreciation in Fair Value of Investments
    ---------------------------------------------
  During 1997 and 1996, net appreciation in fair value of the Plan's investments came from mutual funds and was determined by quoted market price as follows:

                                        1997               1996
                                     ----------         ----------
Equity Fund                          $2,313,387         $1,257,025
Bond Fund                                                   65,695
Company Stock Fund                                           2,655
Fixed Income Fund
Money Market Fund                                          (3,951)
Balanced Fund                           174,062             86,876
Growth Fund                             269,723           (10,512)
                                     ----------         ----------
Net appreciation in fair value       $2,757,172         $1,397,788
                                     ==========         ==========

4.  Significant Investments
    -----------------------
  Investments that represent 5 percent or more of assets available for benefits at June 30 were as follows:

                                        1997                1996
                                     -----------        ----------
Master trust funds -
 IMC-Agrico Fixed Income Fund       $ 9,677,877         $9,972,127
 IMC-Agrico Bond Fund                 1,915,740          2,012,393

Mutual funds -
 Fidelity Equity-Income Fund, Inc.   11,331,108          7,760,254
 Fidelity Magellan Fund, Inc.         1,645,669            878,365

Loans to participants                 2,770,205          2,568,087


5.  Federal Income Tax Status
    -------------------------
  The Internal Revenue Service ruled May 15, 1995 that the Plan qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

















                        SUPPLEMENTAL SCHEDULES
                        ----------------------

                                                            EIN:  36-3888539
                                                            PLAN #:  102


                INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                            OF IMC-AGRICO MP, INC.

          LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          ----------------------------------------------------------

                                                 June 30, 1997
                                      --------------------------------------
                                      Principal
                                      amount or
                                      number of                     Current
Identity of Issuer   Description        shares          Cost         value
------------------   ------------    -------------    --------    ----------
Marshall & Ilsley
 Trust Company*  Master trust funds -
                  Fidelity Equity-
                   Income Fund, Inc.  230,354 shares  $9,335,850 $11,331,108
                  Vanguard Money
                   Market Reserves,
                   Inc. Prime
                   Portfolio          440,431 shares     440,431     440,431
                  Vanguard Welling-
                   ton Fund, Inc.      49,345 shares   1,294,133   1,433,959
                  Fidelity Magellan
                   Fund, Inc.          18,074 shares   1,497,183   1,645,669

IMC Global Inc. * Master trust funds -
                  IMC-Agrico Stock
                   Fund                10,401 shares     389,520     363,097
                  IMC-Agrico Fixed
                   Income Fund        896,105 shares   9,015,626   9,677,877
                  IMC-Agrico Bond
                   Fund               171,787 shares   1,730,978   1,915,740

                  Loans to participants (6.75% - 10%)              2,770,205
                                                                 -----------

                                                                 $29,578,086
                                                                 ===========
*  Indicates party-in-interest to the Plan.

                                                            EIN:  36-3888539
                                                            PLAN #:  102


                INVESTMENT PLAN FOR NON-UNION HOURLY EMPLOYEES
                            OF IMC-AGRICO MP, INC.
                ----------------------------------------------
                LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                ----------------------------------------------
                       FOR THE YEAR ENDED JUNE 30, 1997
                       --------------------------------



                                 Purchases                Sales
                                 ---------    -----------------------------
Identity of     Description
Party Involved    of Assets         Cost        Cost       Proceeds    Gain
--------------  ------------        ----        ----       --------    ----
Category (iii) transactions - series
 of transactions in excess of 5
 percent of plan assets:

Marshall and
 Ilsley Trust
 Company *  Mutual fund -
             Fidelity Equity-
              Income Fund, Inc.  $2,966,896   $1,249,177   $1,335,062  $85,885

IMC Global
 Inc.*      Master trust fund -
             IMC-Agrico Fixed
              Income Fund         1,701,944    2,503,001    2,609,411

Note:   There were no category (i), (ii) or (iv) reportable transactions during the year ended June 30, 1997.

*  Indicates a party-in-interest to the Plan.


                                  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     Investment Plan for Non-Union Hourly Employees of IMC-Agrico MP, Inc.


                                  LYNN F. WHITE
                       -------------------------------------------
                                  Lynn F. White
                Acting Chairman of the Employee Benefits Committee

Date:  December 19, 1997

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

       Signature              Title                    Date
-----------------------------------------------------------------------

LYNN F. WHITE
--------------
Lynn F. White          Acting Chief Financial
                       Officer                     December 19, 1997


B. RUSSELL LOCKRIDGE
--------------------
B. Russell Lockridge   Senior Vice President,      December 19, 1997
                       Human Resources


MARSCHALL I. SMITH
------------------
Marschall I. Smith     Senior Vice President,      December 19, 1997
                       Secretary and General Counsel


ROBERT E. FOWLER, JR.
---------------------
Robert E. Fowler, Jr.  President and               December 19, 1997
                       Chief Operating Officer